Exhibit 15.2

TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period and year ended August 31st, 2021

1

Management’s Discussion and Analysis August 31, 2021

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2021. The financial statements and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through November 29, 2021 unless otherwise indicated. References to the 4th quarter of 2021 or Q4 2021, and the 4th quarter of 2020 or Q4 2020 mean the three months ended August 31, 2021 and 2020, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is an Officer, Chief Operating Officer and Director of TanGold and a Director of the Company’s subsidiaries, including the Buckreef Gold Company Limited (“Buckreef Gold”) and Tanzanian American International Development 2000 Limited (“Tanzam2000”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our Annual Report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

2

Management’s Discussion and Analysis August 31, 2021

Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource. Measured Mineral Resource is 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource is 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.	Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the expanded 1,000+ tpd plant.
2.	Advancing Sulphide Development that is substantially larger than previously modelled and targeting significant annual gold production.
3.	Continuing with a drilling program to further test the potential of its property, exploration targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

Fiscal 2022 Outlook

•	The 360 tonne per day (“tpd”) processing plant is expected to increase production to 750-800 ounces of gold per month[1] at a total average Cash Cost[2] of US$725-825/oz once steady state processing has been achieved.

•	Operating cash flow from the larger 360 tpd processing plant is anticipated to mitigate the negative operating cash flow at Buckreef Gold from the testing period of the 120 tpd test processing plant. Anticipated cash flow generated from the larger plant will be reinvested in Buckreef Gold with a focus on the following value enhancing activities: (i) exploration and drilling; (ii) additional capital programs focused on growth and efficiencies; and (iii) enhanced CSR/ESG programs.

•	Buckreef Gold will advance and construct a 1,000+ tpd operation while simultaneously operating the 360 tpd operation. Project capital expenditures for an expanded 1,000+ tpd processing plant are estimated to be approximately US$4.0 million with a targeted completion in calendar Q2/Q3 2022. Buckreef Gold has procured two additional 360 tpd ball mills (from the same manufacturer). The two additional ball mills have been shipped. The 1,000+ tpd operation is expected to be capable of production 15,000 – 20,000 ounces of gold per year based on the initial mine plan and grade profile.

•	The anticipated increase in cash flow from the 1,000+ processing plant will fund value enhancing activities at Buckreef Gold, which are similar to those mentioned above for the 360 tpd processing plant, including but not limited to: (i) further expansion of the exploration program in the Buckreef Main Zone, Buckreef West and the newly discovered Anfield Zone, which if successful, may expand mineral reserves and mineral resources; and (ii) additional capital expansion programs to increase the Company’s production profile; and (iii) further investments in CSR/ESG initiatives.

3

Management’s Discussion and Analysis August 31, 2021

•	The Company has retained STAMICO for diamond drilling services for a 10,000 meter program, which will cover:

✓	PQ/HQ size holes for testing metallurgical variability in the top 150 meters of the sulphide deposit;

✓	Infill drilling on the inferred mineral resource, which if successful will upgrade that resource to the measured or indicated mineral resource category, and;

✓	Exploration of the Main Zone deposit to the north-east / south-west, and to commence drilling on the recently discovered Anfield Zone.

•	Metallurgical testing for sulphide project development moved to variability testing of the first 5-7 years of production and will continue into 2022, including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, the metallurgical program of 18 holes (2,337 meters) has been completed and the holes are being logged in preparation for shipment for metallurgical testing. The drill program has now switched to the exploration phase.

•	The land compensation process is expected to be completed by the end of calendar 2021 and has been fully accrued in the Company’s financial statements. As of November 29, 2021, approximately 95% of project affect persons have been paid representing 91% of the overall dollar amount.

•	Geological work has commenced in evaluating the full extent of exploration potential at the Buckreef Project. Analysis of Inferred Mineral Resources, exploration targets, advanced exploration, and grassroots exploration through to conceptual targets have been evaluated. The Company will provide updates on its exploration targets and strategy which will be finalized and provided in Q1-2022, including the Anfield Zone.

•	The Company will continue a review of its broader exploration portfolio and strategy to meet core strategic objectives, including consideration of acquiring new licenses and/or partnerships. The Buckreef Project licenses cover highly prospective ground with many geochemical and soil anomalies. The Company is located in highly favorable Archean geological terrane in the prospective and producing Lake Victoria Greenstone Belt, where numerous anomalous gold bearing shear zones have been identified.

4

Management’s Discussion and Analysis August 31, 2021

Accomplishments During the Fiscal Year Ended August 31, 2021

Operations

•	Buckreef Gold reported zero lost time injuries, zero medical aid incidents and had no COVID-19 related cases in 2021. There were also no reportable environmental or community related incidents in 2021.

•	During October 2021, the Company completed construction of a 360 tpd processing plant expansion. Buckreef Gold also continued to operate the 120 tpd processing plant subsequent to concluding the test period, which achieved a 90% gold recovery rate as reported in September 2021. The existing 120 tpd processing plant has been integrated into the new processing plant circuit as a ‘regrind mill’ (See Figure 4). The new processing plant construction was completed in line with the scheduled completion date of late September/October 2021 at a capital cost of US$1.6 million, also within guidance. The run-of-mine mill feed commenced on November 6th, 2021 and continues to ramp up throughput. The 360 tpd throughput is expected to increase production to 750-800 ounces of gold per month[1] at a total average Cash Cost[2] of US$725-825/oz once steady state processing has been achieved. The 360 tpd processing plant was completed by the Buckreef Gold and TanGold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group. Anticipated operating cash flow from the new processing plant is expected to mitigate the negative cash flow from the testing period of the 120 tpd test processing plant.

•	Buckreef Gold will continue with plans and construction to advance a 1,000+ tpd operation while simultaneously operating the 360 tpd operation. It was determined that the most cost effective and timely approach to building a 1,000+ tpd processing plant was to self-construct this operation, in effect, as an expansion to the 360 tpd processing plant. Project capital expenditures for an expanded 1,000+ tpd processing plant is estimated to be approximately US$4.0 million, which includes an upgraded elution circuit and other capital equipment to accommodate the increased throughput. Ausenco has been retained as TanGold’s owner engineer and the process circuit will be primarily locally sourced and constructed by the same local teams in a manner similar to the 360 tpd processing plant expansion. The targeted completion of the 1,000+ tpd operation is calendar Q2/Q3 2022 and is expected to produce 15,000 – 20,000 ounces of gold per year based on the initial mine plan and grade profile.

•	The operation of the 120 tonne per day test plant continued in the fourth quarter 2021, operating 7 days a week with two 12-hour shifts. Through the testing phase, objectives related to oxide mill feed grind, processing of clays, retention times and optimized recovery rates have been achieved. Consequently, the testing phase concluded in September 2021. The 120 tpd test plant produced 396 ounces of pure gold in the fourth quarter and 1,836 ounces of pure gold on a year-to-date basis.

•	During the year ended August 31, 2021, the Company attained recovery rates of 90% on a consistent basis at the 120 tpd oxide test plant. During the test phase, the Company established that a grind size of 80% passing 75 microns and a retention time of approximately 30 hours led to consistent gold recovery of greater than 90%.

•	Through its testing program in 2021, Buckreef Gold has been able to substantiate the grade control block model, confirm forecasted operating cost inputs such as mining and processing costs for 360 tpd and 1,000+ tpd oxide mining operations, and develop a comprehensive understanding of oxide mill feed grind, processing of clays, retention times and how to optimize recovery rates. This knowledge has been applied to the design of the 360 tpd and 1,000+ tpd mine operations, substantially de-risking these operations.

5

Management’s Discussion and Analysis August 31, 2021

•	During the year the Company hired a Tanzanian mining contractor (FEMA) on a two-year contract to mine ore, waste and a tailings storage facility at Buckreef. During October and November 2021, the Company, through FEMA, successfully and safely completed two blasts in high grade areas where transitional ore reached near surface enabling access to high grade ore blocks.

•	During the year, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The land compensation survey has been completed, and to date, the land compensation process is approximately 90% complete. Land Compensation has been fully accrued and is anticipated to be finalized by the end of calendar 2021.

•	As previously disclosed, TanGold and STAMICO agreed in principle to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the JV Agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). Discussions between the Company and STAMICO remain ongoing and are expected to continue.

6

Management’s Discussion and Analysis August 31, 2021

Sulphide Development and Exploration

•	Favourable Metallurgical Test Results: The Company announced updated and highly favorable metallurgical test results from the sulphide component of the Buckreef mineral resource. Three diamond drill core samples were taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef deposit for the purposes of metallurgical test work. Highlights include:

✓	The following intercepts and gold recoveries have been confirmed in the report:
▪	MC01: 0.54 g/t Au over 78.88m – 94.1%
▪	MC02: 19.4 g/t Au over 27.99m – 95.4%
▪	MC03: 1.71 g/t Au over 52.53m – 85.3%

✓	A straightforward flowsheet consisting of:
▪	Primary grinding to P80 = ~100-150 µm
▪	Rougher flotation
▪	Regrind of the rougher concentrate to ~15-20 µm (P80)
▪	Cyanide leaching of the reground flotation concentrate
▪	Cyanide leaching of the flotation tailing

✓	No refractory association of gold with arsenic sulphide was detected;
✓	The samples tested did not exhibit any preg-robbing or other refractory characteristics;
✓	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and
✓	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

•	Buckreef West Discovery: The Company announced the discovery of Buckreef West, which lies in close proximity to the Buckreef Main Zone, defining a near vertical shear zone, over a strike length of 400 meters (“m”), with interpreted gold mineralization shallowly plunging to the northeast. The mineralized zone remains open to the south and at depth. Highlights include:

✓	Shallow depth: All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone;
✓	Open at depth and along strike: Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions; and
✓	Select intercepts:
▪	Hole BWDD017 intersected 4.57m @ 6.4 g/t Au from 44.9m;
▪	Hole BWDD015, on the same line as Hole BWDD017, had two intersections: 2.18m @ 1.24 g/t Au from 86.9m and (ii) 2.49m @1.3 g/t Au from 105.1m;
▪	Hole BWDD012 intersected 5.57m @ 4.95 g/t Au from 98.4m and 4.0m @ 2.19 g/t Au from 92.0m;
▪	Hole BWDD013, on the same line as Hole BWDD012 intersected 1.5m @ 2.2 g/t Au from 59.5m;
▪	BWDD0018 intersected 7.0m @ 2.03 g/t Au from 44.0m and 3.85m @ 2.86 g/t from 56.0m; and
▪	BWDD0031 intersected 2.5m @ 7.29 g/t Au from 46.1m.

7

Management’s Discussion and Analysis August 31, 2021

•	Anfield Zone Discovery: The Company announced that it has made a new discovery of three closely spaced parallel, gold bearing structures at Buckreef, collectively now known as the Anfield Zone. Follow-up field work and diamond drilling is planned for 2021 and 2022. Highlights include:

✓	The new prospective gold mineralized zones, totaling a combined 2.9-kilometer (km) strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. Collectively, they have been named the Anfield Zone (See Figure 10 for map);
✓	Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:
▪	37.52 g/t
▪	28.55 g/t
▪	14.42 g/t
✓	Located approximately 500m to the east of the Buckreef Main Zone; and
✓	Aligns with and trends towards the Eastern Porphyry Mineral Resource.

Management

•	Appointed on December 1, 2020, Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of Tanzanian Gold Corporation. He also accepted an appointment to the Board of Directors of the Company. Mr. Mullowney was previously a Partner and Managing Director of PricewaterhouseCoopers LLP (PwC) and PwC Canada’s mining deals leader. He has an extensive mining background, working with miners, Governments, and institutional investors across the world and supporting them in making key strategic business, financing, and policy decisions.

•	On February 8, 2021, the Company appointed Andrew Cheatle, P.Geo., MBA, FGS, ARSM as Chief Operating Officer of Tanzanian Gold Corporation. A graduate of the Royal School of Mines, Imperial College, London, his 30-plus-years international career has encompassed operations/production, development, and exploration in both the senior & junior mining sectors. His considerable operational and project management experience includes senior positions with the development of (at that time) Anglo American Corporation’s Moab Khotsong Gold Mine, JCI’s South Deep Project and major expansions of Placer Dome’s/Goldcorp’s Musselwhite Mine.

•	On March 1, 2021, the Company appointed Michael P. Leonard, CPA, CA as Chief Financial Officer. He was previously at Barrick Gold Corporation in a series of progressively senior financial leadership positions and brings a wealth of experience in investor relations and corporate global finance. He will fill a vital role for the Company’s strategy moving forward including use of state-of-the-art technology and development and implementation of financial models, financial controls and procedures for financial management.

•	On March 4, 2021, the Company, through Buckreef Gold, appointed Isaac Bisansaba and Gaston Mujwahuzi as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi are directly responsible for monitoring and improving the mining and processing operations at Buckreef Gold. Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry. Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry. Collectively, their experience encompasses all aspects of gold mining operations, including managing mining, process plant and exploration activities. Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience Buckreef Gold requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

8

Management’s Discussion and Analysis August 31, 2021

•	On March 17, 2021, the Company appointed Shubo Rakhit, CPA, CA to the Board of Directors of Tanzanian Gold Corporation. His 30+ year career has included positions at several large investment banks and advisory firms including Canada’s major bank owned investment banks, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners where he most recently served as Managing Director, Head of Mergers and Acquisitions. His career includes leading over $80B of M&A transactions and over $100 billion of global capital markets issuance including many complex strategic and capital solutions. His background and experience will assist the Company in broadening its access to capital markets at a time of rapid growth for the organization.

•	On April 27, 2021, TanGold announced that Mr. Sinclair turned 80 years old and retired as Executive Chairman to continue service as Chairman of the Board of Directors of the Company. TanGold has had the privilege of being founded and directed since 2000 by the leadership of the renowned James E. Sinclair. It is with profound gratitude that the Company acknowledges his contribution to the present success and long-term resilience of our enterprise. In order to fund living expenses during retirement, Mr. Sinclair plans to make small weekly dispositions of his substantial holdings of TanGold shares. We do not expect any individual such disposition, or all such dispositions in the aggregate, to be material.

•	On June 1, 2021, the Company appointed Khalaf Rashid as Senior Vice President, Tanzania and as Managing Director of the Company’s wholly owned subsidiary in Tanzania, Tanzam2000. Mr. Rashid is a Tanzanian citizen and resident and joins the TanGold Executive Team bringing a wealth of experience and family history in Tanzanian business, politics and Government that dates back to the formation of the country. He is highly respected and recognized in the business community having held senior executive positions in multiple sectors including industrials, education and marketing communications.

•	The Company changed its nominees to the Buckreef Gold Board of Directors to: (i) Stephen Mullowney; (ii) Andrew Cheatle; (iii) Michael Leonard; and (iv) Shubo Rakhit to better reflect the new management team and vision for the Company. Stephen Mullowney was nominated Chairman of Buckreef Gold.

Financing

•	As at August 31, 2021, the Company had cash of $13.4 million and net working capital of $8.0 million. After adjusting for $2.1 million in derivative liabilities, working capital on an adjusted basis is $10.1 million. This reflects a significant improvement in in overall liquidity and financial flexibility compared to August 31, 2020.

•	On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million in the aggregate. The common shares and warrants were issued at $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date.

9

Management’s Discussion and Analysis August 31, 2021

•	During the year ended August 31, 2021 $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company.

ESG

•	The Company is committed to working to the highest ESG standards and has initiated several programs, whilst developing a broader framework and policies.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilizes grid power which is sourced from hydroelectric facilities in Tanzania; (ii) recycles all water used in its operations; (iii) do not discharge water from its operations; (iv) workforce are 100% Tanzanian citizens; (v) development and building activities are focused on maximizing local content; (vi) exhibit a ‘100 mile diet’ by procuring all food locally; and (vii) sulphide development is expected to utilize dry stack tailings.

•	The Company is actively working with the Geita District Council and local Wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn aligned with the Company’s local hiring practices, which includes STEM and gender goals.

•	The Company, through Buckreef Gold procured and donated 300 school desks to the Kaseme Secondary School in Geita District. The desks were sourced from local artisans.

•	The Buckreef Gold Mine site has a 100% Tanzanian workforce.

•	The Company supports local procurement in all activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available within country are purchased externally from Tanzania, first prioritizing East Africa, Africa then globally.

Other

•	A mine-based assay / chemical laboratory has been installed at Buckreef Gold. The laboratory has commenced test work and is in the process of being fully commissioned.

•	The accommodations and camp facilities at Buckreef Gold have been upgraded and renovated during fiscal 2021.

10

Management’s Discussion and Analysis August 31, 2021

Operational

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project now comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully licensed for mining and the extraction of gold.

The Buckreef Project Gold Mineral Resources as of August 31, 2021 currently are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 2 to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the 2018 Pre-Feasibility Study and the Company is undertaking a Sulphide Development Study (updating the 2020 Mineral Resources in the process) to update the Mineral Reserves.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010
1) Mineral reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimates includes dilution.
2) Mineral reserve was estimated using CIM Standards on Mineral Resources and Reserves, Definitions (2004) and disclosed using NI 43-101 standards.
3) Containted metal may differ due to rounding

11

Management’s Discussion and Analysis August 31, 2021

Figure 1: Location of Buckreef JV Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
Kitongo
Bulyanhulu
Golden Ridge
SUKUMALAND
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
0 Scale 25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
N
TANZANIA

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Management’s Discussion and Analysis August 31, 2021

120 TPD Test Plant and Operations

Buckreef Gold continued to operate the 120 tpd test plant during the fourth quarter. In doing so, valuable information and analysis of oxide material characteristics continued to be gathered and resultant improvements to processes were implemented in the design and development of the 360 tpd and 1,000+ tpd mine operations. Further, the test plant was also used to provide data on: (i) retention times; (ii) cyanide and lime consumption; (iii) grind media consumption; (iv) aeration/oxidation; (v) elution; (vi) tailings characteristics, including dry stack tailings options; (vii) grade control; (viii) materials movement; and (ix) reconciliation processes. Select operating and stockpile information follows below:

Select Operating Information	Unit	Three months ended August 31, 2021	Twelve months ended August 31, 2021
Ore Mined	k tonnes	8	44
Waste Mined	k tonnes	2	289
Total Mined	k tonnes	9	333
Mining Rate	tpd	1,072	2,209
Mining Cost (Variable)	US$/t	$ 2.51	$ 2.22
Test Plant Ore Milled	k tonnes	5.6	28.6
Head Grade	g/t	2.68	2.22
Test Plant Mill Utilization	%	92.8%	94.5%
Test Plant Recovery Rate[1]	%	Achieved 90% gold recovery at 120 tpd test plant
Test Plant Milling Cost (Fixed)	US$ ('000s)	$ 105	$ 335
Test Plant Milling Cost (Variable)	US$/t	$12.34	$11.22
Test Plant Mill Throughput	tpd	61	78
Gold Ounces Produced	oz	396	1,836
Gold Ounces Sold	oz	443	1,405
[1]Grindability of 85% passing 75µ (microns) screen aperture and retention times averaging 33 hours

ROMPAD Stockpile	Unit	As at August 31, 2020	As at August 31, 2021
High Grade Ore	k tonnes	3.5	5.87
	g/t	3.7	2.67
	oz	412	504
Medium Grade Ore	k tonnes	8.8	8.41
	g/t	1.4	1.26
	oz	401	341
Low Grade Ore	k tonnes	12.8	10.18
	g/t	0.8	0.83
	oz	346	272

Mining rates for Q4 2021 decreased versus the first nine months of the year as Buckreef Gold utilized a higher proportion of stockpiled material for its 120 tpd test plant. Mining rates are expected to increase prospectively as Buckreef Gold ramps-up the 360 tpd mill and 1,000+ tpd operations. Mining cost per tonne was slightly higher in Q4 2021 versus the first nine months of the year as the mining contractor was placed on standby at a reduced overall cost due to sufficient stockpiles of ore for the test plant and ramp-up of the 360 tpd operation. Mining cost per tonne for the 360 tpd and 1,000+ tpd mine operations are expected to be consistent with historical costs incurred.

13

Management’s Discussion and Analysis August 31, 2021

Mineral reserve milled in Q4 2021 was consistent with the previous three quarters. The slight increase in variable milling costs in the quarter were primarily the result of operating during the wet season. Fixed and variable milling costs are expected to be consistent in the 360 tpd and 1,000+ tpd operations versus the costs incurred in the 120 tpd test processing plant.

Head grades of 2.22 g/t were realized and recovery rates of up to 90% were successfully achieved in 2021. During the first nine months Management operated the 120 tpd test processing plant with a focus on balancing gold output and recovery rates. In doing so, it was identified that the main processing bottleneck in the oxide test plant circuit is CIL tank capacity. Illustratively, if throughput is maximized, grind size and retention times are negatively impacted (i.e. resulting in higher gold production and lower recovery rates). Conversely, if throughput is reduced, finer grind size and longer retention times are realized (i.e. resulting in lower gold production and higher recovery rates).

In working with SGS Lakefield (“SGSL”) and Ausenco, Management determined that the major limiting factors for increased recoveries are retention time and grind size. The retention time at a throughput capacity of 3.5 tph for the oxide test plant was approximately 17 hours due to CIL tank capacity limitations, the average retention time over the first nine months was 18 hours, which is low for this type of operation. The 360 tpd and 1,000+ tpd mill operation’s CIL tank capacity is designed for retention times of 28 hours, which allows more time for the cyanide to dissolve gold in the gold rich ores. The larger ball mills and the slower pace of gold rich ores proceeding through the circuit in the 360 tpd and 1,000+ tpd mill operations also allow for a finer and more consistent grind size.

For the final two months of the test plant in Q4, 2021, the focus was on optimizing recovery rates by reducing throughput, enabling a finer grind size and longer retention time. Recovery rates achieved were greater than 90% on a consistent basis utilizing this methodology. Consequently, recovery rates for the 360 tpd and 1,000+ tpd mine operations are targeting 90% due to the following factors:

•	No preg-robbing or other refractory characteristics to date in the oxide ores;

•	Significantly longer design retention time of 28 hours for 360 tpd and 1,000+ tpd mill operations versus 18 hours to date in the test plant;

•	Finer design grind size for the 360 tpd and 1,000+ tpd operations with the ability to cost effectively add a secondary grinding mill and cyclones to achieve an even finer grind size, if necessary. This is similar to what was experienced in the sulphide metallurgical study; and

•	The larger 360 tpd and 1,000+ tpd operations are expected to improve processing of clay material in the oxide ore more efficiently.

14

Management’s Discussion and Analysis August 31, 2021

Operationally, the 120 tpd test processing plant has been a substantial success on several levels. First, operation of the test plant, to date, proves the viability of the Buckreef Project to produce gold from oxides, and therefore, provides a considerable de-risking of larger 360 tpd and 1,000+ tpd mine operations at Buckreef, particularly in designing the operations, and stress testing financial models and returns. Additionally, the plant has been used to train and develop a crew that will be ready to operate the larger processing plant. See Figures 2,3, 4 and 5 for pictures of: (i) the 1,000+ tpd processing plant flowsheet (which incorporates the already constructed 360 tpd operations); (ii) the oxide mine pit; (iii) the expanded 360 tpd processing plant integrated with the 120 tpd test processing plant; and (iv) recent drone survey photographs.

Figure 2: 1,000+ TPD Processing Plant Flowsheet

ROM Pad Stockpile
Backhoe
Jaw Crusher
Cone Crusher
Vibrating Screen
Crushed Ore Bin
Lime
Hopper
Pump
Trash Area
Trash Screen
Oversize
Undersize
Cyclone Overflow
Cyanide Storage Tank
Cyanide Solution
Hydrogen Peroxide
TRAIN #1
76.4m3 (each)
COND TK 1
TK 2
TK 3
TK 4
TK 5
TK 6
TK 7
Carbon Lifter
Carbon Recovery Screen
TRAIN #2,
98m3 (each)
Loaded Carbon
Barren Carbon
Acid Digestion
Gold Smelting
Gold Bullion
Tailing Storage Facility, TSF

15

Management’s Discussion and Analysis August 31, 2021

Figure 3: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit: View to the Southwest (February 3rd, 2021)

Figure 4: Buckreef Gold Expanded 360 TPD Processing Plant Integrated With 120 TPD Processing Plant (November 4, 2021)

16

Management’s Discussion and Analysis August 31, 2021

Figure 5: Drone Survey Photographs (May 2021)

Buckreef Gold tailings facility with main pit, old south pit and camp in background. Expanded tailings facility will be to the left of existing tailings facility.	Buckreef Gold tailings facility utilizing old heap leach pads. Expanded tailings facility construction has started next to existing tailings facility (on the right).
Buckreef Gold camp which is currently undergoing renovations and are almost complete.	Buckreef Gold main oxide pit from which operations will be expanded.
Current Buckreef Gold operations, looking southwest.	Current Buckreef Gold oxide test facility with core shed at front. 360 tpd oxide plant expansion is adjacent to oxide test facility.

17

Management’s Discussion and Analysis August 31, 2021

Exploration & Mineral Resources

TanGold and Buckreef Gold continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 6);

•	Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results, further follow-up drilling will occur in 2021 and 2022. Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (See Figure 7 and 8);

•	Discovered the Anfield Zone, a parallel structure 500m to the east of the Buckreef Main Zone. Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively (See Figure 10); and

Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project.

Buckreef Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a NE-SW trend. The deposit is open along strike and at depth.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 6. It is evident that the deposit remains open on trend to the north-east and south-west. As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the north-east, south-west and to upgrade Inferred Mineral Resources, particularly at the base of the 2018 Pre-Feasibility pit shell where a ‘saddle’ exists between two deeper pit floors. The Company has retained STAMICO for diamond drilling services for a 10,000 meter program, which will cover:

✓	PQ/HQ size holes for testing metallurgical variability in the top 150 meters of the sulphide deposit;

✓	Infill drilling on the inferred mineral resource, which if successful will upgrade that resource to the indicated mineral resource category, and;

✓	Exploration of the Main Zone deposit to the north-east / south-west, and to commence drilling on the recently discovered Anfield Zone.

To date, the metallurgical program of 18 holes (2,337 meters) has been completed and the holes are being logged in preparation for shipment for metallurgical testing. The drill program has now switched to the exploration phase.

‘Deep’ drilling was completed in Q1 2021. It is evident that 2-3 high grade shoots exist (dipping to the south) and that the deposit remains open at depth, as evidenced by the deepest drill holes, intersecting the Buckreef Shear Zone and confirming continuity of the structure. The viability of underground mining will be examined as part of the sulphide project development program. The Company does not intend to drill additional deep holes at this time, as the continuity of the deposit at depth has been demonstrated.

18

Management’s Discussion and Analysis August 31, 2021

Figure 6: Long Section of Buckreef Main Zone (View to the West) Showing 1m Composite Values and 2018 PFS Pit Outline

Buckreef West Drilling & Assay Results

Buckreef Gold concluded the drilling program on Buckreef West during Q2 2021 and full results are presented below in Figure 7, along with discussion and analysis.

A well pronounced sheared meta-basalt zone continued to be intersected with variable sulphide mineralization and mild to strong quartz-carbonate-sericite-pyrite alteration typical of the Buckreef Main Zone.

Highlights include:

•	All reported intercepts are at shallow depth on a well-defined structure which is interpreted as a splay off the Buckreef Main Zone; and

•	Over 400m of strike length has been drilled to date and the deposit remains open at depth and along strike in both directions.

19

Management’s Discussion and Analysis August 31, 2021

Figure 7: Buckreef West Assay Results

Buckreef West Prospect Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BWDD001	DD	390859.62	9658065.73	1229.65	306	-60	18.50	19.10	0.60	5.41	Qv	10% quartz veining
							20.60	21.50	0.90	4.28	Qv	10% quartz veining
BWDD002	DD	390839.06	9658079.40	1229.83	306	-60	20.75	21.70	0.95	4.22	Qv	10% quartz veining
							21.70	22.76	1.06	0.13	Qv	5% quartz veining
BWDD003	DD	390881.85	9658084.18	1229.48	306	-60	72.00	72.94	0.94	0.39	Qv	5% quartz veining
							72.94	73.50	0.56	0.34	Qv	5% quartz veining
BWDD004	DD	390860.55	9658098.41	1227.13	306	-60	33.00	34.00	1.00	0.56	Qv	5% quartz veining
							47.88	48.52	0.64	2.76	Qv	10% quartz veining
BWDD005	DD	390906.39	9658103.09	1227.26	306	-60	100.00	100.50	0.50	0.25	Sz	Shear zone with mild alteration
							111.00	111.57	0.57	0.37	Sz	Shear zone with mild alteration
BWDD006	DD	390873.37	9658126.40	1227.52	306	-60	45.69	51.00	5.31	4.92	Msz	Mineralised shear zone
							59.00	63.00	4.00	4.42	Msz	Mineralised shear zone
BWDD007	DD	390926.32	9658123.09	1227.37	306	-60	0.00	8.00	8.00	1.07	Msz	Mineralised shear zone
							17.00	22.00	5.00	1.08	Msz	Mineralised shear zone
							67.00	68.88	1.88	0.79	Qv	Quartz vein
BWDD011	DD	390931.72	9658154.19	1227.83	306	-60	57.00	58.60	1.60	0.72	Qv	Quartz vein
BWDD012	DD	391009.82	9658195.93	1227.96	306	-60	92.00	96.00	4.00	2.19	Msz	Mineralised shear zone
							98.43	104.00	5.57	4.95	Msz	Msz, incl 1.6m @ 13.5g/t Au
BWDD013	DD	390996.98	9658204.85	1228.29	306	-60	59.50	61.00	1.50	2.24	Msz	Mineralised shear zone
							64.00	72.00	8.00	0.68	Msz	Mineralised shear zone
BWDD014	DD	390982.64	9658214.77	1228.65	306	-60	29.00	31.00	2.00	0.22	Sz	Shear zone with mild alteration
							57.00	58.30	1.30	2.71	Qv	Quartz vein
							61.58	62.30	0.72	5.59	Qv	Quartz vein
BWDD015	DD	391042.14	9658204.22	1228.32	306	-60	86.94	89.12	2.18	1.24	Msz	Mineralised shear zone
							91.00	96.26	5.26	0.25	Sz	Shear zone with mild alteration
							105.12	107.61	2.49	1.34	Msz	Mineralised shear zone
BWDD016	DD	391025.89	9658215.86	1227.87	306	-60	62.25	66.00	3.75	0.19	Sz	Shear zone with mild alteration
							73.15	79.16	6.01	0.67	Sz	Shear zone with mild alteration incl 0.5m@3.59g/t Au
BWDD017	DD	391004.55	9658231.15	1227.87	306	-60	44.95	49.52	4.57	6.36	MSZ	Mineralised shear zone
BWDD018	DD	390852.68	9658141.72	1227.72	306	-60	44	51	7	2.03	Msz	Mineralised shear zone
							56	59.85	3.85	2.86	Msz	Mineralised shear zone
BWDD019	DD	391081.08	9658220.11	1230.83	306	-60	72.5	74	1.5	0.23	Sz	Shear zone with Mild alteration
BWDD021	DD	391065.81	9658230.83	1231.35	306	-60	55.3	56.5	1.2	3.96	Msz	Mineralised shear zone
BWDD022	DD	391093.67	9658249.83	1227.92	306	-60	9	11	2	0.92	Qv	Quartz vein
							41	47.3	6.3	2.99	Msz	Mineralised shear zone
BWDD023	DD	391114.48	9658258.98	1227.75	306	-60	17	22	5	1.038	Msz	Oxidised Mineralised shear zone
							27	28	1	1.545	Msz	Oxidised Mineralised shear zone
							37	44	7	0.56	Msz	Oxidised Mineralised shear zone
BWDD024	DD	391141.63	9658262.97	1227.19	306	-60	45	47	2	2.36	Msz	Mineralised shear zone
BWDD025	DD	391148.29	9658281.80	1227.19	306	-60	31	35	4	5.12	Msz	Mineralised shear zone
BWDD026	DD	391177.23	9658259.68	1226.52	306	-60	67	70	3	0.86	Msz	Mineralised shear zone
BWDD027	DD	391168.18	9658294.08	1226.80	306	-60	10	12	2	6.02	Msz	Mineralised shear zone. Incl 1m@10.95g/t Au
BWDD030	DD	390879.50	9658192.96	1228.41	306	-60	44.1	47.24	3.14	3.09	Msz	Mineralised shear zone
BWDD031	DD	390951.94	9658196.95	1228.44	306	-60	46.05	48.55	2.5	7.29	Msz	Mineralised shear zone
							96.32	96.82	0.5	3.14	Qv	Quartz vein
							106.68	107.2	0.52	4.46	Qv	Quartz vein

1.	The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.
2.	Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.
3.	Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.
4.	The results summarized in this Management’s Discussion and Analysis are from Buckreef west shear zone prospect. The prospect is about 200m western of known Buckreef Main Zone. The Intercepted shear zone from the drilling programme extend for over 450m strike length and results reported covers about 250m strike length of the shear zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be between 50% - 60%.

The spatial location of the mineralized intercepts is shown in the Figure 8. The Company will provide a further update on Buckreef West in the future.

20

Management’s Discussion and Analysis August 31, 2021

Figure 8: Buckreef Main Shear Zone Deep Drilling Spatial Location of Mineralized Intercepts

BUCKREEF WEST DRILLING PROGRAM
N
390800
391000
391200
5.00m @ 1.04g/t from 17.00m
1.00 @ 1.55g/t from 27.00m
7.00 @ 0.56g/t from 37.00m
2.00m @ 2.36g/t from 45.00m
2.00m @ 6.02g/t from 10.00m
4.00m @ 5.12g/t from 31.00m
3.00m @ 0.86g/t from 67.00m
2.00m @ 0.92g/t from 9.00m
6.30m @ 2.99g/t from 41.00m
1.20m @ 3.96g/t from 55.30
1.5m @ 0.23g/t from 72.5m
4.57m @ 6.36g/t from 44.95m
1.30m @ 1.71g/t from 57m
0.72m @ 5.59g/t from 61.58m
1.50m @ 2.24g/t from 59.50m
8.00m @ 0.68g/t from 64.00m
3.14m @ 3.09g/t from 44.1m
6.01m @ 0.67g/t from 73.15m
2.18m @ 1.24g/t from 86.94m
2.49m @ 1.34g/t from 105.12m
4.00m @ 2.19g/t from 92m
5.57m @ 4.95g/t from 98.43m
2.5m @ 7.29g/t from46.05m
0.5m @ 3.14g/t from 96.32m
0.52m @ 4.46g/t from 106.68m
7.00m @ 2.03g/t from 44.00m
3.85m @ 2.86g/t from 56.00m
1.60m @ 0.72g/t from 57.00m
5.31m @ 4.92g/t from 45.69m
4.00m @ 4.42g/t from 59.00m
8.00m @ 1.07g/t from 0.00m
5.00m @ 1.08g/t from 17.00m
1.88m @ 0.79g/t from 67.00m
1.00m @ 0.56g/t from 33.00m
0.64m @ 2.76g/t from 47.88m
0.95m @ 4.22g/t from 20.75m
0.60m @ 5.41g/t from 18.50m
0.90m @ 4.28g/t from 20.60m
BWDD027
BWDD025
BWDD024
BWDD023
BWDD026
BWDD020
BWDD022
BWDD021
BWDD019
BWDD017
BWDD016
BWDD013
BWDD012
BWDD031
BWDD030
BWDD029
BWDD028
BWDD018
BWDD011
BWDD010
BWDD009
BWDD008
BWDD007
BWDD006
BWDD005
BWDD004
BWDD003
BWDD002
BWDD001
Legend
Q2 drillholes
Q2 assay reported
Q1 assay reported
BW shear zone
Main Min zone
gabbroic dyke
porphyry
basalt
dolerite
granite
0
25
50
100
Meters

21

Management’s Discussion and Analysis August 31, 2021

Anfield Zone

Buckreef Gold believes that it has made a major discovery of three closely spaced parallel, gold bearing structures at the Buckreef Project, collectively now known as the Anfield Zone.

Highlights from the newly discovered zone include:

•	The new prospective gold mineralized zones, totaling a combined 2.9km strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. (See Figure 10);

•	Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:

o	37.52 g/t

o	28.55 g/t (See Figure 9)

o	14.42 g/t

•	Located approximately 500m to the east of the Buckreef Main Zone;

•	Aligns with and trends towards the Eastern Porphyry Mineral Resource; and

•	Follow-up field work and diamond drilling planned for remainder of 2021 and 2022.

Figure 9: Mineralized Sample From Artisanal Shaft at Anfield Zone. Sample Assayed at 28.55 g/t

The discovery has been made through field / geological mapping of outcrops and scattered artisanal workings, with care being taken to differentiate between fresh rock mining and alluvial mining. Mapping was undertaken from March 2021 through to June 2021. The fresh rock samples, obtained from a deeper artisanal mine shaft, have all the hallmark characteristics of mineralization associated with the Buckreef Main Zone.

22

Management’s Discussion and Analysis August 31, 2021

Multiple artisanal shafts have been mapped, most of which are currently flooded. From this mapping, three distinct mineralized zones all aligning with local mine scale shear fabric have been interpreted. The Anfield Zone is parallel to and is located approximately 500m to the east of the Buckreef Main Zone. Further, the trend aligns with the Eastern Porphyry Mineral Resource. (Measured and Indicated MR or 1. 1MT @ 1.18 g/t containing 41.7 k oz of gold, and an Inferred Mineral Resource of 1.24 MT @ 1.39 g/t containing 55.38 k oz of gold).

A small number of initial grab samples were collected from the Anfield Zone, specifically where a deeper shaft had been developed by artisanal miners. Assay results are shown in the table below:

ANFIELD PROSPECT SIGNIFICANT ASSAY RESULTS - JUNE 2021
Prospect_ID	Sample ID	Type	Location			Width (m)	Assay	Lithology	Comment
			Easting	Northing	Elevation		Grade (g/t)
Anfield Prospect	AN23452	Grab	391384	9657149	1212	N/a	5.48	MD	Crushed ore mined from the abandoned pit.
	AN23453	Grab	391192	9657172	1211	N/a	28.55	Msz	Strongly silicified, with grey quartz vein and overprinted by massive pyrite
	AN23454	Grab	391192	9657172	1211	N/a	1.47	Msz	Moderately sheared traversed by greyish quartz-py stringers
	AN23455	Grab	391192	9657172	1211	N/a	0.85	Msz	Mild sheard with moderate quartz-carbonate -pyrite

A second sampling campaign of grab samples was also undertaken in June 2021 to verify the initial high-grade results. Assay results are shown in the table below:

ANFIELD PROSPECT SIGNIFICANT ASSAY RESULTS - VERIFICATION TO THE FIRST SET - JUNE 2021
Prospect_ID	Sample ID	Type	Location			Width (m)	Assay	Lithology	Comment
			Easting	Northing	Elevation		Grade (g/t)
Anfield Prospect	AN23457	Grab	391192	9657172	1211	N/a	37.52	Msz	Strongly silicified, with grey quartz vein and overprinted by massive pyrite
	AN23458	Grab	391192	9657172	1211	N/a	<0.01	MD	Weakly sheared with quartz-Carb veins
	AN23459	Grab	391192	9657172	1211	N/a	14.42	Msz	Strongly silicified, with grey qv and fine grained disseminated sulphides
	AN23460	Grab	391192	9657172	1211	N/a	5.33	Msz	Moderately sheared traversed by greyish quartz-py stringers
	AN23461	Grab	391384	9657149	1212	N/a	5.28	MD	Crushed ore mined from the abandoned pit

Notes:

1.	The sample chain of custody is managed by the Buckreef Geology Team on site. Reported results are from grab samples selected from piles of excavated rock located next to the abandoned artisan pits. The rock chips were carefully sampled by geologist and grouped based on the intensity of shearing, alteration and quartz veining.

2.	The samples were subjected by insertion of blank coarse materials to ensure quality assurance and quality control at this early stage of the program. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.
3.	Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.
4.	The results summarized in this release are from Anfield Zone. The zone is about 200m East of and subparallel to known Buckreef Main Zone.
5.	qv=quartz vein, py=pyrite, quart-Carb = quartz – carbonate vein.

23

Management’s Discussion and Analysis August 31, 2021

Buckreef Gold actively maintains positive relationships with the limited number of artisanal miners currently in the vicinity of the Anfield Zone, which is well demonstrated from the geological mapping and sampling campaigns. While there are a significant number of artisanal workings in the area, most are now flooded and inaccessible.

Figure 10: Anfield Zone in Relation to Buckreef Main Zone

ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
N
BR West
Main Zone
Eastern
Porphyry
ANFIELD
Bingwa
Tembo
LEGEND
Artisinal Workings
Significant Intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Bottom and Upper Reference line to Greenstone belt
SML Boundary
BUCKREEF GOLD MINE
AERIAL IMAGE MAP
388000
390000
392000
394000
396000

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

24

Management’s Discussion and Analysis August 31, 2021

Sulphide Development – Preliminary Metallurgical Results

SGSL was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work is now complete. As part of the study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGSL for the study.

A metallurgical firm will be commissioned to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold. The study highlights include:

✓	The following intercepts and gold recoveries have been confirmed in the report:
▪	MC01: 0.54 g/t Au over 78.88m – 94.1%
▪	MC02: 19.4 g/t Au over 27.99m – 95.4%
▪	MC03: 1.71 g/t Au over 52.53m – 85.3%

✓	A straightforward flowsheet consisting of:
▪	Primary grinding to P80 = ~100-150 µm
▪	Rougher flotation
▪	Regrind of the rougher concentrate to ~15-20 µm (P80)
▪	Cyanide leaching of the reground flotation concentrate
▪	Cyanide leaching of the flotation tailing

✓	No refractory association of gold with arsenic sulphide was detected;
✓	The samples tested did not exhibit any preg-robbing or other refractory characteristics;
✓	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and
✓	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples
Hole ID	Hole Type	Composite	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
		ID	Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples. Intervals of core for metallurgical testwork analyzed are full HQ core size. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.
Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.
Interval represents drilled length in meters, and not true width
Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

25

Management’s Discussion and Analysis August 31, 2021

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TanGold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Figure 11: Sulphide Sample Flowsheet

26

Management’s Discussion and Analysis August 31, 2021

Financial Performance

As at August 31, 2021, the Company had cash of $13.4 million (August 31, 2020 - $4.1 million), current assets of $15.4 million (August 31, 2020 - $5.4 million) and current liabilities of $7.4 million (August 31, 2020 - $10.6 million). Current working capital of the Company is $8.0 million (August 31, 2020 - $5.2 million deficiency), however, within working capital, current liabilities include $2.1 million in derivative liabilities. After adjusting for these non-cash items, adjusted working capital is $10.1 million.

The increase in working capital is mainly due to: (i) proceeds received from two capital raises on issuance of common shares for cash of $22.6 million (net of issue costs), (ii) proceeds of $1.0 million from convertible debentures issued and (iii) proceeds from gold sales of $2.5 million. This was partially offset by cash used in: (i) capitalized expenditures on mineral properties and deferred exploration of $8.1 million and in (ii) operating activities of $7.5 million. As at August 31, 2021 mineral properties and deferred exploration assets were $38.6 million compared to $31.0 million as at August 31, 2020, reflecting a significant increased investment in the Buckreef property during fiscal 2021.

Liquidity and Capital

During the year ended August 31, 2021, the Company completed two capital raises improving overall liquidity and financial flexibility.

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million in the aggregate. The common shares and warrants were issued at $0.65 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.6 million was allocated to the warrants issued in the unit and expensed in the statement of comprehensive loss.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021, all of the Tranche A Convertible Debentures, comprised of $7.0 million notional, were converted by the Holders into 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was aggregate $7 million.

In aggregate, during the year ended August 31, 2021, the Company issued 38,477,666 units (2020– 6,768,634), comprised of one share and one-half warrant, for proceeds of $23.2 million (2020- $3.4 million). The Company also issued 12,150,447 common shares (2020 – nil) with a value of $7.0 million (2020 - $nil) for settlement of convertible debentures as well as 4,266,321 shares (2020 – 29,267,417) with a value of $1.5 million (2020 - $11.4 million) for settlement of debts relating to the conversion of convertible and gold loans converted in the prior year.

In the current period, capital was utilized for Buckreef Gold development, property acquisition, exploration, capital equipment purchases, and general operating expenses. Buckreef Gold continues to utilize contract miners for mining operations. Any remaining cash or liquid assets, when available, are invested in interest bearing highly liquid investments.

27

Management’s Discussion and Analysis August 31, 2021

Results of Operations

Net additions to mineral properties and deferred exploration costs for the year ended August 31, 2021 were $7.6 million compared to $7.1 million for the year ended August 31, 2020. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property. Infrastructure enhancements included capital upgrades to the 120 tpd oxide test plant, component parts for the expanded 360 tpd plant, submersible pumps to maintain a dry pit, camp renovations to improve accommodations for on-site employees, tailings storage facility liners and TSF expansion to accommodate the larger 360 tpd plant as well as the addition of on-site vehicles. These infrastructure and capital additions were all used as part of the upgrade to the 360 tpd plant. Expenditures were offset by an increase in proceeds from gold sales which are being recorded as a credit against mineral properties as the Company is not in commercial production. The Company sold 1,405 ounces for proceeds of $2.5 million (2020 - $0.3 million).

Buckreef	Kigosi	Itetemia	Luhala	Total
Balance, August 31, 2018	**21,617**	**9,588**	**4,553**	**2,554**	**38,311**
Exploration expenditures:					
Camp, field supplies and travel	146	-	-	-	146
License fees and exploration and field overhead	650	8	-	2	660
Geological consulting and field wages	56	-	-	-	56
Trenching and drilling	1,390	-	-	-	1,390
	2,242	8	-	2	2,252
Write-offs	-	(9,596)	(4,553)	(2,556)	(16,705)
Balance, August 31, 2019	**$ 23,859**	**$ -**	**$ -**	**$ -**	**$ 23,859**
Exploration expenditures:					
Camp, field supplies and travel	368	-	-	-	368
License fees and exploration and field overhead	863	-	-	-	863
Geological consulting and field wages	729	-	-	-	729
Trenching and drilling	2,663	-	-	-	2,663
Mine design	597	-	-	-	597
Change in estimate of asset retirement obligation	2,048	-	-	-	2,048
Gold sales	(368)	-	-	-	(368)
Payments to STAMICO as per Joint Venture agreement	239	-	-	-	239
Balance, August 31, 2020	**$ 30,997**	**$ -**	**$ -**	**$ -**	**$ 30,997**
Exploration expenditures:					
Camp, field supplies and travel	356	-	-	-	356
License fees and exploration and field overhead	2,809	-	-	-	2,809
Geological consulting and field wages	3,150	-	-	-	3,150
Trenching and drilling	605	-	-	-	605
Mine design	1,321	-	-	-	1,321
Mining and processing costs	987	-	-	-	987
Change in estimate of asset retirement obligation	(133)	-	-	-	(133)
Gold sales	(2,524)	-	-	-	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050	-	-	-	1,050
Balance, August 31, 2021	**$ 38,618**	**$ -**	**$ -**	**$ -**	**$ 38,618**

The testing phase related to operation of the 120 tpd test processing plant concluded in September 2021. Consequently, the 45% payments to STAMICO as per the Joint Venture agreement have discontinued.

28

Management’s Discussion and Analysis August 31, 2021

Selected Financial Information

The Company’s net loss for the year ended August 31, 2021 totaled $5.3 million, compared to a net loss of $12.1 million in the year ended August 31, 2020. The decrease in the net loss of $6.8 million compared to the prior period was primarily due to gains on revaluation of financial instruments and a decrease in share-based payments. The gains on revaluation of financial instruments (2021 - $4.5 million gain, 2020 - $3.7 million loss) was principally due to a gain on revaluation of derivative warrant liabilities of $6.2 million using the Black Scholes option pricing model and driven mainly by a reduction in Company share price as compared to the prior period (2021 - $0.41, 2020 - $0.84). This was partially offset by a loss on change in fair value of convertible debentures (2021 - $0.9 million, 2020 - $nil) and transaction costs (2021 - $0.6 million, 2020 - $0.9 million) related to the debt and capital raises in the respective periods.

The increase in General and Administrative expenses (2021 - $9.0 million, 2020 - $7.7 million) was mainly due to an increase in Salaries and Benefits and Management Remuneration (2021 - $2.8 million, 2020 - $1.4 million). The increase in Salaries and Benefits was mainly due to one-time costs related to the addition of new management during the first and second quarter. Salaries and Benefits for the year ended August 31, 2021 also includes compensation related to certain legacy management personnel which are expected to conclude as of December 31, 2021.

The Company’s net loss for the three-month period ended August 31, 2021 totaled $3.8 million, compared to a net loss of $3.4 million in the three-month period ended August 31, 2020. The $0.4 million increase as compared to the prior year period was primarily due to an increase in share based payments (2021 - $2.6 million, 2020 - $nil), partially offset by a gain on revaluation of financial instruments.

Summary of Quarterly Results

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short to medium term business requirements. The Company currently has a negative operating cash flow and finances its operations, exploration and development work on its properties through cash flow from its operations, equity financings and loans via private placements and public offerings.

At August 31, 2021 the Company had $13.4 million of cash (August 31, 2020 - $4.1 million) and working capital of $8.0 million (August 31, 2020 – $5.2 million deficiency). After adjusting for current liabilities which will only be settled by issuing equity, adjusting working capital is $10.1 million. The Company has successfully commissioned a 360 tpd processing plant and announced a 1,000+ tpd processing plant expansion during Q2/Q3 2022. It is anticipated that the increase in cash flow from the expanded processing plant will mitigate the negative cash flow from the testing period of the 120 tpd processing plant. However, in common with many exploration and development companies, the Company may raise financing for its exploration, development and appraisal activities in discrete tranches to finance its activities for finite periods. The Company is confident that it will be able to raise these funds however there is no binding agreement in place to date.

29

Management’s Discussion and Analysis August 31, 2021

As of August 31, 2021, the Company has accumulated losses of $117.5 million (August 31, 2020 – $113.5 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, the commitment table does not include any provisions for the settlement of outstanding litigation and potential claims.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Tanzanian Gold Corporation entered into the following transactions with related parties:

1 During the year ended August 31, 2021, consulting and website/data back-up services were provided by Giancarlo Volo, the Company’s former Director of Operations – Africa, and companies related to him (2021: $21, 2020: $18, 2019: $23). Effective May 31, 2021, these related party services have been discontinued and a new arm’s length party has been engaged to provide these website and data back-up services prospectively.

2 During the year ended August 31, 2021, consulting services were provided by a company controlled by Ulli Rath, a former Director of the Company (2021: $25, 2020: $160, 2019: $130).

30

Management’s Discussion and Analysis August 31, 2021

Remuneration of Directors and key management personnel of the Company was as follows:

(1) Salaries and benefits include sign-on bonuses for certain key management personnel as well as director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and share based compensation for their services.

As of August 31, 2021, included in trade and other payables is $0.5 million (August 31, 2020 - $1.1 million) due to related parties with no specific terms of repayment.

As at August 31, 2021, the Company has a receivable of $nil (August 31, 2020 - $0.05 million) from an organization associated with the Company’s former President and CEO and other current directors.

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period. $2.9 million was recognized during the year ended August 31, 2021 (August 31, 2020 - $nil).

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

31

Management’s Discussion and Analysis August 31, 2021

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax liabilities and assets are measured using substantively enacted tax rates. The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized. In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

32

Management’s Discussion and Analysis August 31, 2021

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share-based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model. See notes 7 of the August 31, 2021 audited consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment. Discretionary option payments arising on the acquisition of mining properties are only recognized when paid. Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured. Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties. The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties, and to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable. Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. All other overhead and administration costs are expensed as incurred.

33

Management’s Discussion and Analysis August 31, 2021

Once an economically viable mineral reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

34

Management’s Discussion and Analysis August 31, 2021

Financial Instruments and Financial Risk Management

Fair Value of Financial Instruments

Convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables, leases payable are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of August 31, 2021 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures (Note 24) are classified as Level 3 within the fair value hierarchy, and derivative warrant liabilities (Note 25) are classified as level 3.

The fair value of the convertible debentures at initial recognition and at period-end and at conversion has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

35

Management’s Discussion and Analysis August 31, 2021

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•    Share price (August 31, 2021: $0.41, August 31, 2020: $0.835)

•    Risk-free interest rate (August 31, 2021: 0.19% to 0.67%, August 31, 2020: 0.15%)

•    Dividend yield (August 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs

•     Expected volatility (August 31, 2021: 60% to 70%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•    The share price was higher (lower)

•    The risk-free interest rate was higher (lower)

•    The dividend yield was lower (higher)

•    The expected volatility factor was higher (lower)

•    The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt during the period was calculated using a binomial lattice methodology.

Key observable inputs*

•    Share price (August 31, 2021: $0.623 to $0.828, August 31, 2020: $ 0.835)

•    Risk-free interest rate (August 31, 2021: 0.10% to 0.16%, August 31, 2020: 0.13% to 0.15%)

•    Dividend yield (August 31, 2021: 0%, August 31, 2020: 0%)

Key unobservable inputs*

•    Discount for lack of marketability (DLOM) (August 31, 2021: 5%-15%, August 31, 2020: 20%-21%)

The estimated fair value would increase (decrease) if:

•    The share price was higher (lower)

•    The risk-free interest rate was higher (lower)

•    The dividend yield was lower (higher)

•    The discount for lack of marketability was lower (higher)

*The range provided for the year ended August 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the period as the balance is nil at period end.

36

Management’s Discussion and Analysis August 31, 2021

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	August 31, 2021
Comprehensive Loss	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$(716)	$720

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents. The amounts receivable consists primarily of amounts due from government taxation authorities. The Company has not recorded an impairment or allowance for credit risk as at August 31, 2021, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Company’s bank accounts earn interest income at variable rates. The Company’s future interest income is exposed to changes in short-term rates. As at August 31, 2021, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $0.1 million (2020 - $0.04 million).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2021, the Company had cash of $13.4 million (August 31, 2020 - $4.1 million), current assets of $15.4 million (August 31, 2020 - $5.4 million) and current liabilities of $7.4 million (August 31, 2020 - $10.6 million). Current working capital of the Company is $8.0 million (August 31, 2020 - $5.2 million deficiency). Within working capital, current liabilities include $2.1 million in derivative liabilities. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

37

Management’s Discussion and Analysis August 31, 2021

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in United States and Canadian currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows. At August 31, 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, movements in the foreign exchange rates are not expected to have a material impact on the statements of comprehensive loss.

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 254,870,556 common shares outstanding, 23,681,052 share purchase warrants outstanding, nil RSUs outstanding, and 7,351,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2021 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

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Management’s Discussion and Analysis August 31, 2021

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2021. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef, Tanzam and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero-dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engaging third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above however has been unable to complete this implementation by the required reporting date due to limited resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

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Management’s Discussion and Analysis August 31, 2021

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tangoldcorp.com.

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

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Management’s Discussion and Analysis August 31, 2021

Endnotes

1 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Prefeasibility Study, reflected in the Company’s May 15, 2020 Updated Mineral Resource Estimate. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 120 tpd test plan over the 9 months ended May 31, 2021. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results. See “Cautionary Note Regarding Forward-Looking Statements”.

2 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any. Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs. Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Management’s Discussion and Analysis August 31, 2021

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Without limiting the generality of the foregoing, investors are specifically cautioned that information contained herein relating to the costs of the 360 tpd plant include information which constitutes ‘financial outlook’. While management has carefully considered assumptions related to the 360 tpd plant, actual results may vary from the projections contained herein for a variety of reasons, including technical, political or environmental. The most significant assumptions used in the preparation of the projected costs of the 360 tpd plant related to the extrapolation of actual mining and processing costs from the current 120 tpd oxide test plan over the past 9 months to estimate 360 tpd costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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